October 15, 2007

Mail Stop 6010

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts 01845

>   **Re: Andover Medical, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed October 1, 2007**
>   **File No. 333-142387**

Dear Mr. Reilly:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Discussion and Analysis or Plan of Operations, page 20

Debt Covenants, page 22

1.   Please revise your discussion of the EBITDA presentation to include the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of this compliance or non compliance on the financial condition and liquidity. Clarify why you believe that this is a material covenant and a material item affecting liquidity. See the bullet points addressed in Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Unaudited Financial Statements, Page F-2

Note 1. Organization and Basis of Presentation, page F-6

B. Revenue Recognition

2.   Disclose the specific terms and provisions of your health insurance contracts.
        Clarify who these contacts are with, your obligations under the contracts and the
        specific benefit that you expect to derive from these contracts. Please also
        address the reimbursement rates or other rights under these contracts that would
        not otherwise be available.

3.   We note your revenue recognition footnote states that insurance benefits are
        assigned to the company. Please clarify what you mean by the benefits are
        assigned to you.

4.   Please tell us about the systematic process employed to ensure that sales are
        recorded at net realizable value. Also, tell us the estimation process to determine
        the required adjustments. Please indicate whether the subsequent adjustments to
        amounts recorded as discussed on pages 21 and F-6 have historically been
        material.

5.   You state that your estimates are made based on your interpretation of the
        contract terms. Tell us why the terms are subject to interpretation if the services
        and the rates related to those services are based on approved reimbursement
        tables. Also, you go on to state that the complexity of many third-party billing
        arrangements and the uncertainty of reimbursement amounts may result in further
        adjustments. Tell us how you are able to determine that the price is fixed or
        determinable in accordance with SAB 104.

6.   Please revise your disclosure of the allowance to discuss the components and
        indicate how much of the allowance relates to pricing adjustments and customer
        bad debts.

Note 4. Goodwill and Intangible Assets, page F-15

7.   Please tell us how you determined that the health insurance contracts have an
        indefinite life and why you believe the cash flows from these assets will continue
        indefinitely considering the following items. In addition, ensure that your
        response is supported by a detailed analysis of all the factors listed in paragraph
        11 of SFAS 142.

   •   Many of the contracts have expiration terms and even those with the auto-renewal
        clauses, have periodic pricing updates. Your disclosure on page 20 indicates that

updated regulations and contract negotiations occur frequently. It appears that your contracts could go through significant modifications each year whereby the terms could be vastly different from those contracts you currently have now. SFAS 142 requires that the renewals or extensions occur without substantial cost and without material modification of existing terms and conditions. Your pricing updates by itself could result in a substantial modification, absent other modifications.

- Your disclosure indicates that determining the length of time for the net income stream was difficult because of predictions that Medicare will cease to pay claims by year 2030, political changes in the next presidential elections and that processing of health care insurance could change as early as five years from now. Each of these factors is outside of your control and could have significant affect on the nature, terms and useful life of your health insurance contracts. SFAS 142 requires that the effects of obsolescence, known technological advances, competition, regulatory or legislative action and other economic factors be considered in estimating the useful life.

- In addition, you state that health insurance contracts for third party medical billing are becoming very difficult to negotiate and secure. And once obtained, these contracts are secure only if you stay in compliance. Please discuss the terms of non-compliance and how you will be able to remain in compliance for such an extended period of time.

8. We note that you determined the fair value of the health insurance contracts based upon the entities' projected earnings rather than from the cash flows of the specific contracts/assets. Paragraph B172 of SFAS 141 specifically states that the future cash flows of an intangible asset should represent the cash flows that are expected to result from ownership of that contractual or legal right. Please tell us how your valuation represents the fair value of these assets, meets the requirements of paragraphs 37 and 39 of SFAS 141 and is not similar to a residual methodology discussed in Topic D-108. Clarify how you are able to separately and directly value the health care contract assets and how these assets are distinguishable from goodwill. In addition, tell us how you are able to subsequently test for impairment of these assets under SFAS 142 without determining the cash flows underlying the specific contracts.

9. Please separately disclose goodwill and intangible assets on your balance sheet as required by SFAS 141.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Elliot H. Lutzker, Phillips Nizer LLP